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                            December 27, 2022

       Jing Hu
       Chief Executive Officer
       AgiiPlus Inc.
       5th Floor, Distrii Center, Silver Court
       No. 218 Xizang South Road, Huangpu District, Shanghai 200021
       People   s Republic of China

                                                        Re: AgiiPlus Inc.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed December 8,
2022
                                                            File No. 333-267461

       Dear Jing Hu:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 29, 2022 letter.

       Amendment No. 2 to Registration Statement on Form F-1 filed December 8, 2022

       Management's Discussion and Analysis, page 76

   1. We note your revised disclosure and response to comment 1 and reissue the comment in part. It is unclear
from your response and revised disclosure whether management believes the COVID
pandemic presents a known event or uncertainty. In this regard, for example only, we note
that neither the response nor the revised disclosure addresses the decrease in headcount,
the page 23 discussion of significant expenses and delays
                                                        associated with
lockdowns, or the extent to which management believes the negative trends will continue.
Please revise to provide a broader discussion of the
 Jing Hu
AgiiPlus Inc.
December 27, 2022
Page 2
       pandemic-related risks that addresses current and prospective operations or advise us why you believe the pandemic-related risks do not constitute a known event or uncertainty.
       You may contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or James Lopez at 202-551-3536 with any other questions.



                                                           Sincerely,
FirstName LastNameJing Hu
                                                           Division of
Corporation Finance
Comapany NameAgiiPlus Inc.
                                                           Office of Real
Estate & Construction
December 27, 2022 Page 2
cc:       Guillaume de Sampigny
FirstName LastName